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09040771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-66707

SEC Mail Processing Section
JUN 24 2009
Washington, DC
122

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDROCK TRADING PARTNERS, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
133277

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 WALTON WAY
(No. and Street)

AUGUSTA (CITY) GA (state) 30904-4649 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THANE K. PLUMMER, Manager 1-706-364-2567
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Thane K. Plummer swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Signature

CCO

Title

Notary Public

MARY D. SNEAD NOTARY PUBLIC Exp. Mar. 13, 2012 COLUMBIA COUNTY, GA

This report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

REDROCK TRADING PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2008

Schedule I

| | | |
|---|---|---|
| Members Equity | | $ 60,844 |
| Less: | | |
| Nonallowable assets | 22,286 | |
| Market blockage charges | 44,273 | |
| Haircuts | 753 | 67,312 |
| Net capital | | ( 6,468) |
| Minimum net capital required | | 5,000 |
| Excess net capital | | ( 11,468) |
| Aggregate indebtedness | | $ 28,189 |
| Ratio of aggregate indebtedness to net capital | | -436 to 1 |

*See Accountant's Report & Accompanying Notes*